
July 21, 2014

<u>Via E-mail</u>
J. Brett Pope
Chief Executive Officer
SWK Holdings Corporation
15770 North Dallas Parkway, Suite 1290
Dallas, Texas 75248

> **Re: SWK Holdings Corporation**
> **Registration Statement on Form S-1**
> **Response dated June 19, 2014**
> **File No. 333-193942**

Dear Mr. Pope:

We have reviewed your response letter dated June 19, 2104 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Questions and Answers Relating to the Rights Offering</u>

<u>How many shares will the Standby Purchaser and its affiliates own after the offerings, page 4</u>

1. We note your response to comment 2 of our letter dated June 5, 2014. Please revise your registration statement to disclose the fact that Carlson Capital and its affiliates will own 77.6% of your common stock if they purchase an additional 80 million shares of your common stock. Given the fact that Carlson could potentially hold a majority of your outstanding shares of common stock, please discuss the implications for shareholders including any regulatory approvals that may be required and any rights of Carlson that will be triggered due to its increased ownership.

<u>The Rights Offering, page 14</u>

2. Revise to disclose the number of shares outstanding before the offering and the amount outstanding after the offering assuming all shares are purchased.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   <u>Via E-mail</u>
       Tammy Knight
       Holland & Knight LLP